Exhibit 99.104

TECHNICAL REPORT

WATTS RIVER DEPOSIT,

SNOW LAKE AREA, MANITOBA

DECEMBER 12, 2007

Prepared for:

201 Portage Avenue, Suite 1906
Winnipeg, Manitoba, Canada R3B 3K6

Prepared by:	Robert Carter, P. Eng.

Senior Mines Analyst
Hudson Bay Mining and Smelting Co., Limited
P.O. Box 1500 Flin Flon Manitoba, Canada R8A 1N9
A wholly owned subsidiary of HudBay Minerals Inc.

Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

TABLE OF CONTENTS

1.0	SUMMARY	1

	1.1 Resource Statement	2
	1.2 Recommendations	3

2.0	INTRODUCTION AND TERMS OF REFERENCE	4

3.0	RELIANCE ON OTHER EXPERTS	5

4.0	PROPERTY DESCRIPTION AND LOCATION	6

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	8

	5.1 Climate	9
	5.2 Vegetation and Wildlife	9
	5.3 Physiography	9

6.0	HISTORY	10

7.0	GEOLOGICAL SETTING	11

	7.1 Regional Geology	11
	7.2 Property Geology	13

8.0	DEPOSIT TYPE	15

9.0	MINERALIZATION	16

	9.1 Lithology	16

10.0	EXPLORATION	19

	10.1 Borehole EM Surveys	19
	10.2 Surveying of Property Grid and Drill Hole Collars	19

11.0	DRILLING	21

	11.1 Downhole Surveying	22

12.0	SAMPLING METHOD AND APPROACH	23

	12.1 2005 to 2007 Drilling	23
	12.2 2000 to 2001 Drilling	23
	12.3 1995 to 1997 Drilling	24

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	25

	13.1 2005 to 2007 Summary and Procedures	25
	13.2 Historic Summary and Procedures	30

14.0	DATA VERIFICATION	31

	14.1 Drilling Database	31
	14.2 Site Visit	31
	14.3 Core Review	31

15.0	ADJACENT PROPERTIES	32

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	33

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	34

	17.1 Data	34
	17.2 Exploratory Data Analysis	34
	17.2.1 Assays	34
	17.2.2 Composites	34
	17.2.3 Restricting	35

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

	17.3 Specific Gravity Measurements	35
	17.4 Bulk Density	36
	17.5 Zinc Equivalency	38
	17.6 Geological Interpretation	38
	17.7 Spatial Analysis	40
	17.8 Resource Block Model	40
	17.9 Interpolation Plan	40
	17.10 Mineral Resource Classification	41
	17.11 Mineral Resource Tabulation	41
	17.12 Block Model Validation	42
	17.12.1 Global Comparison	42
	17.12.2 Visual Comparison	42
	17.12.3 Swath Plots	43
18.0	INTERPRETATION AND CONCLUSIONS	45

19.0	RECOMMENDATIONS	46

20.0	REFERENCES	47

21.0	CERTIFICATE OF QUALIFIED PERSON	48

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

LIST OF TABLES

Table 1.1 Metal Price Assumptions and Dollar Value	2

Table 4.1 Watts River Property Land Claims	6

Table 9.1 Resource Model Rock Code Description	18

Table 11.1 Summary of Drilling	21

Table 13.1 HBMS Certified Standards	26

Table 14.1 Database Validation Summary	31

Table 17.1 Summary of Drill Hole Database Records	34

Table 17.2 Range of Assay Values by Lens	34

Table 17.3 Resource Estimation Composite Data	35

Table 17.4 Restriction Parameters of the Composites and Affected Number of Records	35

Table 17.5 Summary of Measured SG Values	36

Table 17.6 Summary of the Mineralized Measured SG Values used in the Mineral Resource	36

Table 17.7 Proportion of Metal in Minerals	36

Table 17.8 Summary of Density Values by Mineralized Lens	37

Table 17.9 Metal Price Assumptions and Dollar Value	38

Table 17.10 Summary of Interpreted Wireframes	38

Table 17.11 Ellipse Rotation	40

Table 17.12 Block Model Limits and Size	40

Table 17.13 Search Parameters by Pass	41

Table 17.14 Summary of Watts River Inferred Resources	42

Table 17.15 Global Resource by Estimation Method	42

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

LIST OF FIGURES

Figure 4.1 Watts River Deposit Land Claim Map	7

Figure 5.1 General Location Map	8

Figure 7.1 Regional Geology of Manitoba and Saskatchewan	11

Figure 7.2 Geology of the Snow Lake Area	12

Figure 9.1 Watts River Mineralized Wireframes in Sectional View (looking 010° azimuth)	17

Figure 9.2 Watts River Mineralized Wireframes in Longitudinal View (looking 110° azimuth)	17

Figure 9.3 Watts River Mineralized Wireframes in Longitudinal View (looking 290° azimuth)	18

Figure 11.1 Longitudinal View Azimuth Showing the Drill Hole Locations by Drill Campaign and Mineralization Outlines (looking 290° azimuth)	22

Figure 13.1 Comparison of HBMS Flin Flon Assay Laboratory to B4 Standard Reference Best Value for Copper	27

Figure 13.2 Comparison of HBMS Flin Flon Assay Laboratory to B4 Standard Reference Best Value for Zinc	27

Figure 13.3 Comparison of Original HBMS Assay versus Pulp Duplicates for Copper	28

Figure 13.4 Comparison of Original HBMS Assay versus Pulp Duplicates for Zinc	28

Figure 13.5 Comparison of Original HBMS Assay and Pulp Duplicate Analysis by ACME Analytical for Copper	29

Figure 13.6 Comparison of Original HBMS Assay and Pulp Duplicate Analysis by ACME Analytical for Zinc	29

Figure 17.1 Comparison of Stoichiometric SG and Measured SG Values	37

Figure 17.2 Longitudinal View of the Interpreted Mineralized Wireframes and Drill Hole Locations (looking 110° azimuth)	39

Figure 17.3 Longitudinal View of the Interpreted Mineralized Wireframes and Drill Hole Locations (looking 290° azimuth)	39

Figure 17.4 Swath Plot Comparison in Elevation for Copper by Estimation Method and Tonnes	43

Figure 17.5 Swath Plot Comparison in Elevation for Zinc by Estimation Method and Tonnes	44

APPENDICES

APPENDIX A Histogram and Probability Plots of Assay and SG Values by Mineralized Zone	50

APPENDIX B Box Plots of Composited Metal Values by Mineralized Zone	76

APPENDIX C Histograms and Probability Plots of Composited Assay and SG Values by Zone	82

APPENDIX D Longitudinal Sections for the ID Block Model Estimates and Drill Hole Composites	88

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

UNITS OF MEASURE

%	Percent

º	Degrees

ºC	Degrees Celcius

cm	Centimeters

g	Grams

g/cm3	Grams per cubic centimeter

Ga	Billion Years

km	Kilometers

km/hr	Kilometers per hour

lb	Pound

m	Metres

m3	Cubic metres

mm	Millimetres

t	Tonne (metric)

Cdn$	Canadian dollars

US$	US dollars

December 2007	TOC v	Prepared by: HBMS

Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

1.0	SUMMARY

HudBay Minerals Inc. (HMI) has requested Hudson Bay Mining & Smelting Co., Limited (HBMS), a wholly owned subsidiary of HMI, to complete a technical report for the Watts River Deposit that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. The Watts River Deposit is located 52km east-southeast of the town of Snow Lake, Manitoba. Hudson Bay Exploration and Development (HBED), a wholly owned subsidiary of HMI, owns 100% interest in the property which lies within a group of 6 contiguous claims.

This report and resource estimate was prepared by Robert Carter, P. Eng., Senior Mines Analyst, HBMS and was peer reviewed by Kimberley Lau, P. Geo., Mines Technical Services Superintendent, HBMS and are both Qualified Persons under NI 43-101.

Preliminary work required organization of the historic project data and information from the 2005 to 2007 winter drilling campaigns to enable the calculation of a mineral resource estimation.

HBMS operates the Chisel North mine and concentrator near Snow Lake, which is located approximately 200km by Provincial Highway #10 and #39 from Flin Flon, Manitoba. In Flin Flon, HBMS operates a metallurgical complex incorporating a zinc pressure leach and electrowinning plant and copper smelter. The complex is fed by domestically produced and purchased concentrates.

Access to the property is via helicopter or a 17km winter road northeast from Provincial Highway #39 at Ponton, Manitoba. Amenities for exploration purposes and mining operations are available within the Snow Lake and Flin Flon areas. The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950’s by operating nine mines in the area. The Snow Lake concentrator was commissioned in 1979 and is currently not operating at full capacity.

The Snow Lake area has a typical mid-continental climate with short summers and long, cold winters. The predominant vegetation in the region of the Watts River deposit is grasses, reeds, sedge, black spruce, tamarack, and minor poplar in varying mixtures.

The property was first staked in 1995 by HBED to cover anomalies located by a 1993 SPECTRUM airborne electromagnetic (EM) survey. Diamond drilling of a horizontal loop electromagnetic (HLEM) anomaly in 1995 by HBED resulted in the discovery of the Watts River deposit when they intersected moderate width and grade from drill hole KUS214 returning 5.5m of 1.68% copper and 3.48% zinc.

The Watts River deposit is part of the eastern portion of the Flin Flon – Snow Lake Greenstone Belt in the southeastern Churchill Structural Province of the Canadian Shield.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

The landscape consists of low-lying marshlands having limited tree coverage and intermittent mixed coniferous forest at elevations of 259 to 251m above sea level.

The Watts River deposit is a volcanogenic massive sulphide deposit, a stratabound accumulation of sulphide minerals that precipitated at or near the seafloor in association with contemporaneous volcanism. The depositional environment is similar to that of present and past producing base metal deposits of felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. Precious metals of gold and silver are associated with the Watts River volcanogenic massive sulphide deposit. The deposit appears to be distal with no associated alteration pipe recognized to date with the mineralized material.

The mineralization of the Watts River deposit occurs within three lenses; Main Lens, Main Footwall Lens, and the East Lens. The Main lens mineralization is comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. Mineralization occurs from the surface bedrock contact to a depth of 900m below surface as massive sulphides, fine disseminations and clots. The Main Footwall Lens lies in the immediate footwall of the Main Lens at depths of 600 to 880m below surface and tends to be slightly richer in sphalerite. The East Lens mineralization lies 400m into the hanging wall of the Main lens and extends from the surface bedrock contact to 280m below surface. Mineralization consists of narrow massive sulphides, disseminated, blobs, splashes, stringers of coarse-grained pyrite, pyrrhotite, chalcopyrite and lesser sphalerite.

The Watts River copper and zinc mineralization was drilled from 1995 to 2007 consisting of 52 drill holes and 21,690m of drilling. The drill hole spacing across the strike of the deposit is approximately 100m.

1.1	Resource Statement

The mineral resource estimate for the Watts River deposit totals 6.62 million tonnes of Inferred resource grading 1.88% copper, 2.63% zinc, 0.66 g/t gold and 25.61 g/t silver using a 3.0% zinc equivalent cut-off.

A value metal equivalency formula based on zinc was derived from long term HMI price assumptions shown in Table 1.1, where a zinc-equivalent (ZNEQ) of 3.0% equates to US$46.95 insitu value using the formula below. The 3.0% ZNEQ was the minimum value used in the construction of the geological interpretation as well as the resource block model cut-off.

Table 1.1 Metal Price Assumptions and Dollar Value

Product	Metal Price ($US)	US$ Equivalent
Gold	$550.00/oz	$17.68 per g/t
Silver	$11.00/oz	$0.35 per g/t
Copper	$1.43/lb	$31.53 per %
Zinc	$0.71/lb	$15.65 per %

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

Zinc Equivalency Formula:

ZNEQ% = Zn% + (Cu% x (Cu Value in US$ per %)/(Zn Value in US$ per %) +

(Au g/t x (Au Value in US$ per g/t)/(Zn Value in US$ per %) +

(Ag g/t x (Ag Value in US$ per g/t)/(Zn Value in US$ per %)

The ZNEQ formula does not include any metal recovery factors in the calculation. In the author’s opinion, the US$46.95 minimum value is reasonable as an underground mining operation incremental cut-off based on operations of similar type, scale and location but may not reflect the true economic cut-off for the project. Additional work is necessary to refine the cut-off grade based on the project economics.

HBMS has verified the drill hole database from drill logs and assay values. The database verification found less than 1% discrepancy within the collar, lithology, and assay data. No significant discrepancies existed within the database and it is believed to be accurate.

The resource estimate is based on interpreted mineralized envelopes grading greater than 3.0% ZNEQ. The envelopes were built by digitizing polylines around the mineralization on primary 50m sections at an azimuth of 014°, linked with tag strings, and triangulated in order to create three-dimensional wireframe solids using MineSight version 3.60 software.

Specific gravity measurements from drill core provided the basis in formulating bulk densities of the individual assays. The results were plotted against stoichiometric estimations with good correlation.

The mineral resource estimation included the interpolation methods of nearest neighbour and inverse distance squared. The methods were validated by comparison of global mean grades, visual review of block model grades and swath plots. No significant discrepancies exist between the methods and inverse distance squared was used for the resource estimation.

1.2	Recommendations

The author recommends completing a preliminary economic assessment on the Watts River mineralization and metallurgical sampling to determine the metallurgical performance and appropriate treatment protocols for the Watts River material.

The author recommends that once additional drill data is available variography and kriging should be considered.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

2.0	INTRODUCTION AND TERMS OF REFERENCE

HudBay Minerals Inc. (HMI) has requested Hudson Bay Mining & Smelting Co., Limited (HBMS), a wholly owned subsidiary of HMI, to complete a technical report for the Watts River Deposit that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. The Watts River Deposit is located 52km east-southeast of the town of Snow Lake, Manitoba. Hudson Bay Exploration and Development (HBED) a wholly owned subsidiary of HMI owns 100% interest in the property which lies within a group of 6 contiguous claims.

The Property is primarily a copper and zinc deposit that is situated along a stratiform sulphide horizon occurring within metasedimentary rocks consisting of intermediate to felsic volcaniclastics. Mineralization is comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. Mineralization occurs as massive sulphides, fine disseminations and clots. Precious metals of gold and silver are associated with the Watts River volcanogenic massive sulphide deposits.

HBMS completed a mineral resource estimation on the Watts River deposit. Preliminary work required organization of the historic project data and information from the 2005 to 2007 winter drilling campaigns to enable the calculation of a mineral resource estimation.

Robert Carter, P. Eng., Senior Mines Analyst, HBMS completed the mineral resource estimation and supervised the preparation of this report and is a Qualified Person under NI 43-101. Brian Hartman, GIT, Geologist, HBMS and Robert Carter reviewed the geological data, visited the Property on August 17, 2007, and reviewed drill core. Kimberley Lau, P. Geo., Mines Technical Services Superintendent, HBMS a Qualified Person under NI 43-101 peer reviewed the report.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

3.0	RELIANCE ON OTHER EXPERTS

HBMS has followed standard professional procedures in preparing the contents of this mineral resource estimation report for HMI. Data used in this report has been verified where possible and HBMS has no reason to believe that the data was not collected in a professional manner.

The results and opinions expressed in this report are conditional upon the geological and legal information being current, accurate and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. For the purpose of this report, HBMS has relied on ownership information provided by HBED. HBMS has not researched property title or mineral rights for the Watts River deposit and expresses no opinions as to the ownership status of the property.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

HBED holds 100% interest in the Property. The Property is located approximately 52km east-southeast of the town site of Snow Lake, Manitoba and is centred on UTM 6068589mN / 483640mE on Universal Transverse Mercator Projection, NAD27 Datum, Zone 14 (Latitude 54° 46’ North and Longitude 99° 15’ West).

A group of six contiguous claims encompass the Watts River Property. The six claims cover an area of 1,282 hectares and are in good standing until 2008 and beyond (Table 4.1, Figure 4.1).

The Watts River Property lies on the eastern edge of the Flin Flon – Snow Lake Greenstone Belt in the southeastern Churchill Structural Province of the Canadian Shield. The landscape consists of low-lying marsh areas having limited tree coverage at elevations of 259 to 251m above sea level.

Table 4.1 Watts River Property Land Claims

Claim Number	Disposition Name	Hectares	Anniversary Date
P1822F	KUS 1822	256	Mar 02, 2008
P1731F	KUS 1731	160	Mar 25, 2008
P1732F	KUS 1732	200	Mar 25, 2009
P1816F	KUS 1816	250	Mar 02, 2011
P1818F	KUS 1818	256	Mar 02, 2011
P1654F	KUS 1654	160	Feb 18, 2012

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

Figure 4.1 Watts River Deposit Land Claim Map

GRASS RIVER
KUS 1816
KUS 1654
KUS 1818
WATTS RIVER DEPOSIT
KUS 1731
KUS 1732
KUS 1822
HIGHWAY 39
PONTON
0
3
6
9
12
Kilometers

WATTS RIVER DEPOSIT

PROJECT - 1299

NTS SHEET: 63 J11,14

LEGEND
- Highway
- Lake
- Trails
- Town
- Road
- Tailings Pond
- River
- Manitoba Mining Claims
- Mineral Exploration License
- Mineral Lease
- Mining Lease
- PROJECT CLAIMS
- Surface Leases

N

Produced at HBED, Flin Flon, on 2007/10/22

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is via helicopter or a 17km winter road northeast from Ponton, Manitoba, where Provincial Highway #6 meets Provincial Highway #39 (Figure 5.1). Alternate access can be obtained by utilizing the Manitoba Hydro powerline route that provides Snow Lake with power and passes within a few kilometres of the Property.

Figure 5.1 General Location Map

The long history of mining in the Snow Lake area of northern Manitoba confirms the area has adequate resources for a mining operation.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

5.1	Climate

The Snow Lake area has a typical mid-continental climate with short summers and long, cold winters. The nearest Environment Canada weather station is located near Baker’s Narrows at the Flin Flon airport, 16km southeast of Flin Flon, and approximately 160km west of the Watts River deposit.

The average annual temperature at the Baker’s Narrows weather station is 0.1ºC. The average summer temperature is near 17ºC, and the average winter temperature is –14ºC. Lowest monthly average temperature occurs in January at –21.1ºC, and the highest monthly average temperature is in July at 18.3ºC. Freeze-up of small bays and lakes occurs in mid November, with break-up occurring in mid May. There is an average of 115 frost-free days.

On average 45.7cm of precipitation falls annually, 35% as snow. Extreme monthly precipitation since 1960 is zero to a high of 18.11cm in 1976. The maximum daily precipitation since 1960 was 7.82cm.

Average monthly winds for the area range from 10 to 13km/hr with 40% of the wind originating from the North.

5.2	Vegetation and Wildlife

The predominant vegetation in the region of the Watts River Property is grasses, reeds, sedge, black spruce, tamarack, and minor poplar in varying mixtures.

Wildlife in the region includes moose, black bear, lynx, wolf, beaver, muskrat, and snowshoe hare. Bird species include raven, common loon, spruce grouse, bald eagle, grey jay, hawk, owl, and waterfowl, including ducks and geese.

5.3	Physiography

The Property is located in the Boreal Plains Ecozone, which extends from British Columbia to the southeastern corner of Manitoba. The area surrounding the Watts River Property is located in the Mid-Boreal Lowland ecoregion. This ecoregion occupies the northern section of the Manitoba Plain and is a relatively flat, low lying region with extensive wetlands covering approximately half the area.

The landscape in the immediate Property area consists of low-lying marshlands having limited tree coverage and intermittent mixed coniferous forest at elevations of 259 to 251m above sea level.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

6.0	HISTORY

The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950’s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and in current production Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of Chisel Lake open pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake mine and continues to process ore from the Chisel North mine. The Snow Lake concentrator is currently not operating at full capacity since the Chisel North mine ore is the only source of feed.

The Property was first staked in 1995 by HBED to cover anomalies located by a 1993 SPECTRUM airborne EM survey. Diamond drilling of an HLEM anomaly in 1995 by HBED resulted in the discovery of the Watts River Zone. HBED drilled a total of 9,930m in 25 holes on the Watts River deposit between 1995 and 1997.

The project was optioned to Fort Knox – Berland Resources in 2000/2001. They completed seven drill holes for a total of 2,476m. Only two holes were drilled on the main horizon, while most of their program focused on the newly discovered east zone located 400m in the hanging wall of the main zone.

HBED implemented a new drilling program beginning in 2005 as a follow up to previous drill results and drilled a total of 9,284m in 20 holes between 2005 and 2007.

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Watts River Property lies at the eastern edge of the Paleoproterozoic Flin Flon – Snow Lake Greenstone Belt and is overlain by Pleistocene glacial sediments and local Ordovician dolomites. The Flin Flon Belt is a juvenile assemblage within the Trans-Hudson Orogen, a collisional zone formed during the 2.0-1.8Ga amalgamation of several Archean terranes (Figure 7.1). A collage of juvenile arc, back-arc, and ocean floor assemblages were juxtaposed during intra-oceanic accretion and subsequent collision of the bounding Archean cratons (Bailes and Galley, 1999).

Figure 7.1 Regional Geology of Manitoba and Saskatchewan

The Snow Lake portion of the belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west (Bailes and Galley, 1999).

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Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

The Greenstone Belt is in fault and /or gradational contact with the Kisseynew metasedimentary gneiss terrane to the north and is unconformably overlain by Ordovician limestone and dolomite to the south, see Figure 7.2.

Figure 7.2 Geology of the Snow Lake Area

Watts River Deposit
For details, please contact the Geological Survey
Legend
Faults
Dykes
Mackenzie
Moison
Roads
Provincial
500K Lake Boundary
500K Lakes
500K Rivers
Bedrock Geology
1-Mafic Volcanics
2-Felsic Volcanics
3-Greywacke
4-Gabbro, Gabbronorite
10-Fragmental Volcanics
11-Greywacke, arkose
12-Granodiorite, gneiss
13- Granite
15-Ortho- and paragneiss
15a-Paragneiss
16-Amphibolite
Fox River supracrustals
17c-Iron Formation
18-Granite, granodiorite
18a-Granodiorite
19-Granitoid complexes
19a-Granodiorite
19b-Enderbite, granulite
20-Charnockite-mangerite
20a-Remobilized orthogneiss
21-Mafic metavolcanics
21a-Andesite
21b-Basalt
22-Rhyolite,dacite
22a-Rhyolite
23-Greywacke, mudstone
23a-Pelitic greywacke
23b-Psammitic greywacke
24-Amphibolite
24a-Calc-silicate gneiss
24b-Calc-silicate quartzite
25-Metaconglomerate
26-Arkose, arenite
26a-Orthoquartzite
26b-Arkose
26c-Arkosic gneiss
26d-Felsic gneiss
27-Migmatite gneiss
28-Ultramafic intrusives
29-Mafic intrusives
29a-Grabbro
29b-Anorthositic gabbro
29c-Diorite
29d-Tonalite-diorite
29e-Enderbite
30-Tonalite-granodiorite
30a-Tonalite gneiss
30b-'Quartz eye' tonalite
31-Granitoid rocks
31a-Fluorite granite
31b-Porphyritic granite
31c-Hypersthene monzonite
31d-Leucogranite
4a-Diorite
Ordovician limestone
Ordovician dolomite

http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Manitoba Science, Technology, Energy and Mines

December 2007	Page 12	Prepared by: HBMS

Watts River Deposit, Snow Lake Area, Manitoba NI 43-101 Technical Report

The Flin Flon Greenstone Belt collage is comprised of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks that predominate near the top of the succession. The felsic rocks are fragmental, thickly to thinly bedded consisting of a pyroclastic and/or volcaniclastic origin. The mafic volcanic rocks consist mainly of flows and pyroclastic rocks. The Missi Group sedimentary rocks, which unconformably overlie the volcanics, consist of bedded and crossbedded arenite and minor paraconglomerate and interbedded arkose and polymictic pebble conglomerate. The units are typically bedded on a scale of 0.2 to 2.0m consisting of fine grained to granoblastic. Locally they are intercalated with, and overlain by, mafic and felsic volcanic rocks.

Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pretectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks. Missi sedimentary and volcanic rocks have been intruded by quartz and feldspar-phyric intrusions that also exhibit extrusive character.

The thrust package of the Snow Lake area has been modified by northeast-trending and plunging open folds (Kraus and Williams, 1998 and 1999), and by 1.82 to 1.81Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages (Froese and Moore, 1980).

7.2	Property Geology

The Watts River Property is overlain by approximately 15 to 65m of Pleistocene glacial overburden and occasional Ordovician dolomite. Precambrian metasedimentary/ metavolcanic rocks host the stratabound massive sulphide mineralization of the deposit. These rocks have undergone metamorphism at the upper amphibolite facies to anatexis grade, thus none of the primary textures remain and the protolith is difficult to ascertain.

Recent core logging by geologists have assigned rock types according to their mineral composition and fabric, for example quartz-biotite-sillimanite schist or biotite-garnet-cordierite gneiss. While the metasedimentary rocks historically were logged as metamorphosed greywackes, pebbly greywackes and quartzites. Minor occurrences of mafic and felsic intrusions in the form of pegmatites, granites, and granodiorite dykes intrude the country rocks. Greywackes are classified according to the high biotite content, which ranges up to 30%. Quartzites are generally quartz rich with minor 8 to12% biotite. Historically logged quartzites are now thought to be meta-rhyolites and felsic tuffs, while greywackes are interpreted to be meta-andesites. Rock types that were historically logged as quartz pebble conglomerates are thought to be aluminum-silicate rich rhyolite flows or tuffs (M.P. Lewis, Fort Knox Internal Report, 2001).

Alteration minerals are present in the form of biotite, sillimanite (wispy blades/nodules aligned parallel to gneissosity), garnets (1 to 30mm anhedral porphyroblasts), cordierite (blue-purple to grey up to 8mm porphyroblasts), and anthophyllite (up to 15mm crystals). These alteration minerals are sporadic, but generally occur together in highly altered zones which are likely the metamorphosed equivalent of hydrothermal alteration zones associated with volcanogenic sulphide deposits (M.P. Lewis, Fort Knox Internal Report, 2001).

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The mineralization trends 020° azimuth and dips between 65° to 75° to the east. A weak biotite lineation noted in drill core suggests that the mineralization has a possible southerly plunge, though mapping by Bell (1978) and Bailes (1985) to the east and west of the Property suggests antiforms and synforms that plunge shallowly to the northeast.

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8.0	DEPOSIT TYPE

The Property hosts a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins. Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system (Franklin et al., 2005).

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products that are typically thin but extensive. Footwall, and less commonly, hanging wall semiconformable alteration zones are produced by high-temperature water-rock interactions (Franklin et al., 2005)

The depositional environment for the mineralization is similar to that of present and past producing base metal deposits of felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to be distal with no associated alteration pipe recognized to date.

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9.0	MINERALIZATION

The Watts River deposit trends 020° azimuth and dips between 65° and 75° to the east. The sulphide intersections range from less than 0.3m up to 23m in core length, with a lateral extent of approximately 1,200m. Diamond drilling has intersected mineralization at depths of 850m below surface.

Mineralization was intersected and interpreted as three lenses; Main Lens, Main Footwall Lens, and East Lens and are displayed longitudinally in Figures 9.1 to 9.3. The Main lens mineralization is comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. Mineralization was projected from the surface bedrock contact to a depth of 900m below surface as massive sulphides, fine disseminations and clots. The Main Lens has been divided into Main A, B, and C representing zones along the lens where appreciable copper and zinc grades and widths have been identified. The Main Footwall Lens lies in the immediate footwall of the Main Lens at depths of 600 to 880m below surface and tends to be slightly richer in sphalerite. The East Lens mineralization lies 400m into the hanging wall of the Main lens and extends from the surface bedrock contact to 280m below surface. Mineralization consists of narrow massive sulphides, disseminated, blobs, splashes, stringers of coarse-grained pyrite, pyrrhotite, chalcopyrite and lesser sphalerite.

The massive sulphides exhibit a durchbeweget texture, characterized by the presence of rounded clasts of clear cherty quartz and amphibole inclusions within the sulphides. This texture suggests structural milling of the wall rock and the deposition of wallrock fragments within the recrystallized sulphides. The sulphides have generally been recrystallized to a coarse grain size, but sections of finer grained sulphides do occur.

9.1	Lithology

The Watts River Zone resource model used the Snow Lake lithology legend as shown in Table 9.1 for coding drill hole rock types in the area. Altered metavolcanic, metasedimentary, and mineralization comprise the majority of the lithology types within and proximal to the mineral resource.

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Figure 9.1 Watts River Mineralized Wireframes in Sectional View (looking 010° azimuth)

Figure 9.2 Watts River Mineralized Wireframes in Longitudinal View (looking 110° azimuth)

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Figure 9.3 Watts River Mineralized Wireframes in Longitudinal View (looking 290° azimuth)

Table 9.1 Resource Model Rock Code Description

Rock Code	Lithology	Rock Type
1	Metavolcanic Extrusive Rock	Basalt
2		Andesite
3		Polymodal Fragmental
4		Dacite
5		Rhyolite

6	Subvolcanic Intrusive Rock	Mafic
7		Intermediate
8		Felsic

9	Altered Metavolcanic Rock	Upper Greenschist to Lower Amphibolite
10		Upper Amphibolite

11	Metasedimentary	Greywacke, Argillite, etc.

12	Post Volcanic Intrusive	Mafic
13		Felsic

14	Late Replacement	Silicification, Carbonitization, etc.

15	Mineralization	Semi-massive to Massive Sulphides

16	Drill Hole Casing	Casing

17	Lost Core	No core

18	Low RQD	<40% RQD

30	Fault/Shear Zone	Fault/ Shear Zone

69	Mud Seams	Mud Seams

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10.0	EXPLORATION

The property was first staked in 1995 by HBED to cover anomalies located by a 1993 SPECTRUM airborne EM survey. Diamond drilling of an HLEM anomaly in 1995 by HBED resulted in the discovery of the Watts River Deposit.

10.1	Borehole EM Surveys

A total of 19 holes from the early 1995 to1997 drilling were borehole pulse EM surveyed. The surveys determined that the region of highest conductivity appeared to be in the vicinity of drill holes KUS223, 229, and 283, which lie within the Main Lens A that forms part of the resource estimation.

Five of the seven holes drilled during the 2000 to 2001 campaign were borehole pulse EM surveyed, defining mineralization in the East Lens as predominantly disseminated and minor massive sulphides. Four of the five holes encountered an in-hole response and these lie within the East Lens that forms part of the resource estimation.

The borehole EM surveys during the 2005 to 2007 drilling did not reveal any off-hole anomalies and no further drilling has been completed.

10.2	Surveying of Property Grid and Drill Hole Collars

Diamond drill holes were proposed and collared based on a local property grid. The grid was established by chain and compass and consisted of a series of cut lines spaced every 100m along two baselines laid out parallel to the strike of the geophysical anomaly. The base line was oriented at 012.5° azimuth and cross lines were oriented at 282.5° azimuth (approximately perpendicular to the strike of the mineralization). Drill hole collar locations from these cut lines and baselines were located using chain and compass measuring from grid intersections and waypoints established along the cut lines.

In August of 2007, Manitoba Land Surveyors, Balchen and Kulchycki Surveys located drill hole collars and established the property grid. The survey used a Tremble R8 RTK system in UTM NAD83 coordinate system rated as sub-decimeter in accuracy. Balchen and Kulchycki surveyed 34 unique drill hole collars along the Property. Results were compared to the HBED database and site visit GPS readings in UTM NAD27 using the NAD83 to NAD27 conversion for the area of +21.181m East and –221.537m North (Natural Resources Canada, 2007).

Comparison of the Balchen and Kulchycki survey to the database revealed a small displacement. On average, Eastings differed by 12m and Northings differed by 10m, or a total average displacement of 16m.

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To reduce this displacement, the property grid was relocated on the map and the grid and collars moved. This was accomplished by using AutoCad to move and orientate the property grid using the common points along the eastern baseline. The result was a reduced displacement between actual surveyed collar coordinates and map coordinates to 5m in the east direction and 3m in the north direction, or a total average displacement of approximately 6m. This relocated property grid was used for collar positioning for the mineral resource estimation.

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11.0	DRILLING

The Watts River copper and zinc mineralization was drilled from 1995 to 2007 with a total of 52 drill holes on the Property (Table 11.1, Figure 11.1)

Table 11.1 Summary of Drilling

Year	Number of Drill Holes	Meters
1995	9	2,692
1996	10	4,042
1997	6	3,195
2000	1	468
2001	6	2,008
2005	6	2,181
2006	10	4,366
2007	4	2,737

Total	52	21,690

Notable mineralization was first identified by HBED in 1995, when they intersected moderate width and grade from drill hole KUS214 returning 5.5m core length of 1.68% copper and 3.48% zinc. The 1995 to 1997 drilling was completed on the Main Lens with spacings of approximately 100m. Notable Main Footwall Lens mineralization was also encountered in two holes at approximately 650m below surface.

Drilling in 2000 and 2001 concentrated on the East Lens, approximately 400m in the hangingwall of the Main Lens. The East Lens discovery hole WR00-02 intersected 7.03m core length of 3.07% copper and 0.64% zinc.

The most recent program (2005-2007) was designed to further delineate the along strike and down dip mineralization of the Main Lens. The drilling encountered Main Footwall Lens mineralization in one hole at approximately 850m below surface.

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Figure 11.1 Longitudinal View Azimuth Showing the Drill Hole Locations by Drill

Campaign and Mineralization Outlines (looking 290° azimuth)

11.1	Downhole Surveying

Downhole deviation surveys completed during the 1995 to 2001 drilling consisted of Tropari magnetic instrument readings and acid tests. The 2005 to 2007 downhole surveys were recorded using a Reflex E-Z Shot (Reflex) instrument with surveys often completed at regular intervals of 30 to 50m down the hole.

Historically, a hand magnet was used by the geologist prior to each Tropari survey to assess the core for magnetics. In the rare case of magnetic detection from the core, no test was completed at that depth. The geologist reviewed all Tropari readings, and where anomalous azimuth readings were recorded, the experienced geologist decided whether to re-survey the downhole depth. Acid or etch tests, which record the dip of the hole when a glass test tube is etched by a hydrofluoric acid solution, were compared to the Tropari readings. Acid tests were corrected for the meniscus effect using industry standard charts.

The Reflex instrument measures the azimuth relative to the earth’s magnetic field and records the dip of the hole. The magnetic field strength is used to check for probable magnetic interference, where magnetic rock or material close to the instrument will affect the magnetic field strength and magnetic azimuth readings.

In locations where downhole surveys were clearly inaccurate, or where large intervals occurred without survey measurements, azimuths and dips were interpolated using adjacent measurements.

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12.0	SAMPLING METHOD AND APPROACH

The deposit has a total of 52 drill holes; 28 drill holes intersected notable mineralization and were used in estimating the mineral resource. The 2005 to 2007 campaign drilling was conducted to delineate the mineralization in the lower portion of the Main Lens. The 2000 to 2001 drilling was focused on the newly discovered East Lens. Historic drilling was a combination of delineating and exploration drilling along the strike of the mineralization. All holes were drilled from the hanging wall side of the deposit at approximately 283° azimuth, roughly perpendicular to the zone.

No sampling of the bedrock has been conducted on the Property due to approximately 15 to 65m of overburden directly above the mineralization.

12.1	2005 to 2007 Drilling

A total of 20 drill holes were drilled and 967 sample intervals were submitted for analysis by HBED during the winter programs of 2005 to 2007. The sampled intervals were assayed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Sample intervals were determined by the amount of mineralization with an average sample interval of 0.82m. In all holes, the mineralized material was sampled from upper through to lower mineralized contacts. A minimum of one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. All samples were sawn in half by a diamond saw in preparation for analysis with half the core removed for assaying and the remainder returned to the box for future reference.

12.2	2000 to 2001 Drilling

The 2000 to 2001 drilling on the Property was completed by Fort Knox - Berland Resources. A total of 7 drill holes were drilled and 134 samples were submitted for analysis by TSL Laboratories (TSL) of Saskatoon, Saskatchewan and ALS Chemex Ltd. (Chemex), Vancouver, British Columbia. The samples were all assayed for gold, silver, copper, zinc and generally only notable mineralization was assayed for lead. Sample intervals were determined by the amount of mineralization with an average sample interval of 0.81m. In all holes, the mineralized material was sampled from upper through to lower mineralized contacts. Generally, one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. All samples were sawn in half by a diamond saw in preparation for analysis with half the core removed for assaying and the remainder returned to the box for future reference.

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12.3	1995 to 1997 Drilling

The 1995 to 1997 drilling on the Property was completed by HBED. A total of 25 holes were drilled and 1,252 samples submitted for analysis. The samples were all assayed for gold, silver, copper, and zinc. In addition, seventeen of these holes were assayed for iron, arsenic, and lead, one hole was assayed for arsenic and lead, and two holes were assayed for lead only. Sample intervals were determined by the amount of mineralization with an average sample interval of 0.64m. Generally, one shoulder sample was assayed on either side of the zone to check for mineralization in the country rock. All samples were either split in half or sawn in half by a diamond saw in preparation for analysis with half the core removed for assaying and the remainder returned to the box for future reference.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

In preparing samples for cutting, the geologist and core technician play a crucial role in the quality control of samples submitted for assaying. Drilling was conducted on the Property over the past 12 years, and quality assurance and quality control (QA/QC) standards have improved significantly during this period. This section has been divided into 2005 to 2007 years and historic, where historic includes drilling between 1995 and 2001.

13.1	2005 to 2007 Summary and Procedures

A total of 967 samples from 20 holes were sawn and submitted for assaying from the 2005 to 2007 drilling. In addition to these samples, 55 blanks and 53 reference standards were submitted, representing 10% of the samples from drilling. These blanks and standards were inserted into the sample stream and submitted to the HBMS in-house assaying laboratory at Flin Flon. Pulp reject material, or duplicate samples, were analysed by the laboratory on 49 of the submitted samples. Duplicate samples completed by HBMS laboratory are also shipped to ACME Analytical Laboratories Ltd. (ACME) in Vancouver, British Columbia for HBMS comparison and verification purposes.

The HBED field geologists monitored all the drilling on the Property. The core boxes were transported a short distance by the drilling contractor to the core logging and sampling facility located near the HBMS Snow Lake concentrator. The core boxes were laid out on logging tables, logged by HBED field geologists and marked for sampling.

The core technician or field geologist sawed the core for sampling with half bagged, tagged, and submitted for analysis. The other half was returned to the box as a representative sample labelled on the cut side. At this time blanks and standards were submitted into the sampling process as per HBED QA/QC standards. Generally, blanks, standards and duplicates were requested every seven or eight samples. The bagged samples were placed in plastic pails and a submittal sheet for assaying was prepared by the geologist or technician. Pails containing samples were delivered to the Flin Flon assay laboratory by HBED personnel along with submittal sheets on a timely basis.

The samples were analysed according to instructions on the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. The Flin Flon assaying laboratory has policies and procedures for each step of the assaying process and is routinely involved with round robin proficiency testing conducted by PTP-MAL (CANMET) and GEOSTATS of Australia.

The base metal and silver assaying were conducted by aqua regia and read by a simultaneous ICP unit while the gold analysis is completed on each sample by atomic absorption after fire assay collection at the HBMS assay laboratory. The ACME analysis on the base metals and silver was completed by aqua regia and the gold by fire assay.

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The five standards used at HBMS are identified in Table 13.1 are certified by Ore Research & Exploration PTY Ltd. (ORE) of Australia. The polymetallic sulphide reference standards were prepared from material from HBMS and vary from low grade through to very high grade copper and zinc samples respectively.

Table 13.1 HBMS Certified Standards

Standard	Best Values
	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Fe (%)	As (%)
A4	0.23	4.11	0.43	0.22	0.03	9.24	0.02
B4	0.84	12.82	1.02	2.12	0.09	15.06	0.03
C4	3.16	19.20	4.50	6.11	0.10	22.20	0.05
D4	5.94	24.10	15.30	3.55	0.01	34.20	0.03
E4	0.75	12.69	1.17	29.40	0.56	20.60	0.10

Figures 13.1 and 13.2 show the analysis from the B4 standard for copper and zinc reported from the HBMS Flin Flon assay laboratory.

The reference standard analyses from the HBMS Flin Flon assay laboratory for all standards show good precision of the laboratory between the copper and zinc best values. However, the results are generally lower than the reference standard best values. The lower returned values for the standards suggest a slight conservatism of the copper and zinc values used for the mineral resource estimate.

Figures 13.3 and 13.4 display the comparison of the original HBMS copper and zinc assays to the pulp reject duplicate assays on 49 samples from the 2005 to 2007 drilling campaign. The comparison has good reproducibility with an R2 value of 0.97 for copper and 1.00 for zinc.

Figure 13.5 and 13.6 display the comparison of the original HBMS copper and zinc assay and the pulp reject assays sent to ACME for analysis from the 2005 to 2007 drilling programs as part of HBMS external QA/QC. The comparison show good accuracy with R2 values of 0.97 and 1.00 respectively for copper and zinc.

A total of 55 blank non-mineralized granite samples were submitted to test for cross-contamination from sample to sample during crushing and pulp separation. Of the 55 samples assayed, 37 reported nil values for copper and 34 nil values for zinc. The 18 remaining copper values were between 0.02% and 0.09%, while the 21 remaining zinc values range from 0.02% to 0.07%. In reviewing the results, these small values of less than 0.1% have negligible effects.

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Figure 13.1 Comparison of HBMS Flin Flon Assay Laboratory to B4 Standard Reference

Best Value for Copper

Figure 13.2 Comparison of HBMS Flin Flon Assay Laboratory to B4 Standard Reference

Best Value for Zinc

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Figure 13.3 Comparison of Original HBMS Assay versus Pulp Duplicates for Copper

Figure 13.4 Comparison of Original HBMS Assay versus Pulp Duplicates for Zinc

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Figure 13.5 Comparison of Original HBMS Assay and Pulp Duplicate

Analysis by ACME Analytical for Copper

Figure 13.6 Comparison of Original HBMS Assay and Pulp Duplicate

Analysis by ACME Analytical for Zinc

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13.2	Historic Summary and Procedures

A total of 1,386 samples from 32 holes drilled between 1995 and 2001 were prepared in similar fashion to the 2005 to 2007 samples without the rigorous QA/QC procedures. The samples from 1995 to 1997 were all assayed at the HBMS assay laboratory in the same manner as the 2005 to 2007 samples. Analytical work for the 2000 to 2001 drilling campaign was carried out by TSL and Chemex. No QA/QC samples were submitted or requested by the geologist for the historic drilling.

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14.0	DATA VERIFICATION

14.1	Drilling Database

An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by HBMS. The validation included 100% of the drill holes to confirm the drill hole collar location coordinates, azimuth, dip, and length. A random sample of thirteen drill holes was checked for lithology intervals and rock type, sample intervals and assay values. A 0.64% error was found during the validation (Table 14.1), and the errors were corrected. No significant discrepancies existed within the database and it is believed to be accurate.

Table 14.1 Database Validation Summary

	Records	Error Records	% of Records with Errors
Collar	52	0	0.00%
Lithology	276	4	1.45%
Assay	764	3	0.39%

Total	1092	7	0.64%

14.2	Site Visit

Robert Carter, P. Eng., Senior Mines Analyst, HBMS visited the Watts River Property with Brian Hartman, GIT, Geologist, HBMS on August 17, 2007. The personal site inspection was part of the mineral resource estimation and technical report process to become familiar with conditions on the Property, to observe the geology and mineralization and verify the work done on the Property.

14.3	Core Review

A review of the core storage near the Snow Lake concentrator was conducted on August 20, 2007, which involved core review, mineralization verification, and review of sampling methodology and preparation procedures. The drill core boxes are cross-piled on pallets at the core storage area adjacent to the Snow Lake concentrator. All drill holes used in the resource estimation were documented with the exception of two small mineralized zones (six assay intervals) in WR00-02 and WR01-04 that lie within the East Lens.

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15.0	ADJACENT PROPERTIES

There are no adjacent properties to the Watts River deposit with significant mineralization.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no sample collection to date for mineral processing and metallurgical testing of the Watts River mineralization.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimation was conducted by Robert Carter, P.Eng., Senior Mines Analyst, HBMS. Data is from the 1995 to 2007 drilling programs of the copper and zinc mineralization on the Property. The estimation was conducted on gold, silver, copper and zinc.

17.1	Data

A database was created from cored drill holes in the vicinity of the sulphide mineralization. The database totals 52 holes comprised of collar, survey, lithology, and assay information, summarized in Table 17.1.

Table 17.1 Summary of Drill Hole Database Records

	Drill Holes	Collar	Survey	Lithology	Assay
Records	52	52	503	965	2353

17.2	Exploratory Data Analysis

Exploratory data analysis was completed on assay and composite drill data within the interpreted mineralization.

17.2.1	Assays

A total of 315 assay intervals from 28 drill holes were selected as defining the zones of mineralization on the Property. Data analysis was conducted by creating probability and histogram plots of the data (see Appendix A). Table 17.2 displays the range of values of the selected assay information. There were no non-assayed intervals within the selected mineralization.

Table 17.2 Range of Assay Values by Lens

Lens	Zone Code	# of Drill Holes	Records	Au g/t			Ag g/t			Cu %			Zn %
				Minimum	Maximum	Mean	Minimum	Maximum	Mean	Minimum	Maximum	Mean	Minimum	Maximum	Mean
Main A	10	18	186	0.00	14.88	0.74	0.34	146.00	26.93	0.01	9.59	1.89	0.00	20.23	2.82
Main B	11	5	52	0.03	2.57	0.56	0.00	108.69	28.73	0.02	7.63	1.82	0.00	9.49	1.79
Main C	12	2	10	0.00	1.10	0.44	0.00	81.26	28.08	0.02	10.48	3.81	0.01	1.89	0.72
Main Footwall	20	3	23	0.07	3.43	0.74	2.06	56.91	16.11	0.07	4.90	1.40	0.19	12.39	4.81
East	30	4	46	0.01	0.70	0.31	1.20	76.80	21.30	0.10	7.23	1.92	0.01	2.39	0.58

17.2.2	Composites

The assay data set of mineralization is comprised as full length composites from footwall to hanging wall contact. This method was assumed to be a more accurate methodology than fixed length since mining could be completed in one pass due to the average width of the mineralization and limited amount of data. Composites were weighted by SG of the sample to calculate the overall composited grades. Box plots were created to compare the

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composite values for each mineralized lens (see Appendix B). Table 17.3 shows the composite summary information by lens and metal type used in the mineral resource.

Table 17.3 Resource Estimation Composite Data

Lens	Zone Code	Records	Au g/t			Ag g/t			Cu %			Zn %
			Minimum	Maximum	Mean	Minimum	Maximum	Mean	Minimum	Maximum	Mean	Minimum	Maximum	Mean
Main A	10	18	0.09	1.73	0.67	12.61	55.73	28.20	0.83	3.25	1.87	1.17	6.80	3.17
Main B	11	5	0.15	0.71	0.44	11.35	46.95	25.92	0.69	3.24	1.63	0.82	3.04	2.27
Main C	12	2	0.42	0.49	0.46	26.08	32.96	29.52	3.70	4.28	3.99	0.61	0.80	0.71
Main Footwall	20	3	0.50	1.39	0.81	10.19	21.27	16.84	1.21	1.62	1.35	1.87	7.19	4.04
East	30	4	0.20	0.40	0.31	11.78	31.15	21.84	1.02	3.07	2.00	0.47	0.74	0.60

Totals	—	32	0.09	1.73	0.59	10.19	55.73	26.07	0.69	4.28	1.93	0.47	7.19	2.63

17.2.3	Restricting

Composited data from all zones were combined to generate probability and histogram plots. A review of the results (see Appendix C) concluded that some high grade values are spatially discontinuous from the remainder of the data set and there was justification of restricting these higher grade samples by limiting their search distance versus high grade capping being applied to the dataset.

The high grade composite values that would be limited by search distance were selected at approximately 95% cumulative probability as shown in Table 17.4. The selected composites were restricted to a 100m influence for estimating the resource, which is the approximate drill hole spacing of the mineralization.

Table 17.4 Restriction Parameters of the Composites and Affected Number of Records

	Composites
	Au g/t	Ag g/t	Cu%	Zn%
# of Records	2	2	2	2
Restricted Value	1.3	48.0	3.5	6.0

17.3	Specific Gravity Measurements

Specific gravity (SG) measurements were measured by HBED geologists on 355 samples from 30 of the 52 Watts River drill holes. The measurements were taken on the specified samples for assaying, which included weakly mineralized shoulder samples on either side of the mineralization. An additional 50 SG measurements from 5 drill holes were taken by Brian Hartman, GIT, Geologist, HBMS in 2007. These SG measurements are summarized in Table 17.5.

The measurement methodology consisted of first weighing, in air, the entire half sawn core over the assay interval in the wire basket, which was submitted for analysis. Then the wire basket with sample was suspended in a tub filled with water by a chain on the underside of the scale. The wire basket with sample was suspended in such a way that it did not touch the sides of the water-filled tub and the weight was measured and recorded. The determination of the SG is calculated from measured values as follows:

SG = A/(A-B)

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Where,

A = (Weight of sample and basket in air – Weight of basket in air)

B = (Weight of sample and basket in water suspended – Weight of basket in water)

Measurements were in grams and it was assumed that the water was 1.0 g/cm3.

Table 17.5 Summary of Measured SG Values

Measured SG Records	SG
	Minimum	Maximum	Mean
405	2.13	4.14	2.92

Of the 405 measured SG values, 159 are included within the interpreted mineralized lenses on the Property. These 159 measured SG samples form the basis of determining the bulk density of the mineral resource (Table 17.6).

Table 17.6 Summary of the Mineralized Measured SG Values used in the Mineral Resource

Measured SG Records Used in Mineral Resource	SG
	Minimum	Maximum	Mean
159	2.13	4.14	3.06

17.4	Bulk Density

Assayed percentages of copper, zinc, lead, iron, arsenic were used to calculate the percentage of chalcopyrite, sphalerite, galena, pyrrhotite and arsenopyrite minerals respectively in each sample. Stoichiometric (calculated) density and proportions of each metal by mineral type are shown in Table 17.7. The percentage of elemental Cu, Zn, Pb and As in each mineral was derived from its chemical formula. The total percentage of the minerals must add to 100% so the remainder (1 – total metals measured) was assumed to be gangue material with a 2.7 SG.

Table 17.7 Proportion of Metal in Minerals

Mineral	Density	Chemical Formula	Proportion of Metal in Minerals
			Copper	Zinc	Lead	Iron	Arsenic
Chalcopyrite	4.2	CuFeS2	0.346	—	—	0.304	—
Sphalerite	4.0	ZnS	—	0.671	—	—	—
Galena	7.5	PbS	—	—	0.866	—	—
Pyrrhotite	4.6	Fe1-x S	—	—	—	0.635	—
Arsenopyrite	6.0	FeAsS	—	—	—	0.343	0.460

A total of 79 SG measurements using the weight in air versus the weight in water method for deriving SG were also assayed for Cu, Zn, Pb, As and Fe and were compared to the stoichiometric values in a simple XY plot. The derived R2 value of 0.81 as shown in Figure 17.1 indicates a good degree of correlation between the values and suggests that the stoichiometric SG values are an acceptable method of estimating the density of the samples.

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Bulk densities were assigned to individual assayed samples based on available data. All measured SG values were hard keyed into the database, with the exception of three outliers. Samples without a measured SG were determined using the stoichiometric method and proportion of metal in minerals and the bulk density was calculated from the slope of the data in Figure 17.1 as follows:

Bulk Density = 0.8408 x (stoichiometric SG) + 0.3684

Six samples in drill holes WR00-02 and WR01-04 of the East Lens mineralization not assayed for iron were assigned an average East Lens SG of 2.83.

Figure 17.1 Comparison of Stoichiometric SG and Measured SG Values

Table 17.8 Summary of Density Values by Mineralized Lens

Lens	Zone Code	Assays - SG				Composites - SG
		Records	Minimum	Maximum	Mean	Records	Minimum	Maximum	Mean
Main A	10	186	2.13	4.14	3.16	18	2.99	3.57	3.12
Main B	11	52	2.67	3.50	2.95	5	2.86	3.06	2.98
Main C	12	10	2.72	3.46	3.02	2	3.01	3.06	3.03
Main Footwall	20	23	2.78	3.66	3.23	3	3.05	3.26	3.18
East	30	46	2.66	3.07	2.83	4	2.77	2.85	2.82

Totals	—	317	2.13	4.14	3.08	32	2.77	3.57	3.10

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17.5	Zinc Equivalency

A value metal equivalency formula based on zinc was derived from long term HMI price assumptions shown in Table 17.9, where a zinc-equivalent (ZNEQ) of 3.0% equates to US$46.95 insitu value using the formula below. The 3.0% ZNEQ was the minimum value used in the construction of the geological interpretation as well as the resource block model cut-off.

Table 17.9 Metal Price Assumptions and Dollar Value

Product	Metal Price ($US)	US$ Equivalent
Gold	$550.00/oz	$17.68 per g/t
Silver	$11.00/oz	$0.35 per g/t
Copper	$1.43/lb	$31.53 per %
Zinc	$0.71/lb	$15.65 per %

Zinc Equivalency Formula:

ZNEQ% = Zn% + (Cu% x (Cu Value in US$ per %)/(Zn Value in US$ per %) +

                (Au g/t x (Au Value in US$ per g/t)/(Zn Value in US$ per %) +

                (Ag g/t x (Ag Value in US$ per g/t)/(Zn Value in US$ per %)

The ZNEQ formula does not include any metal recovery factors in the calculation. In the author’s opinion, the US$46.95 minimum value is reasonable as an underground mining operation incremental cut-off based on operations of similar type, scale and location but may not reflect the true economic cut-off for the project. Additional work is necessary to refine the cut-off grade based on the project economics.

17.6	Geological Interpretation

The mineralization on the Property was interpreted into three-dimensional wireframes based on a ZNEQ cut-off of greater than or equivalent to 3.0% over a 3m interval. The interpreted zones were built by digitizing polylines around the mineralization on primary 50m sections at an azimuth of 014°, linked with tag strings and triangulated in order to create three-dimensional wireframe solids. The wireframe volumes and drilling information are shown in Table 17.10 and have been validated in MineSight with no errors.

Table 17.10 Summary of Interpreted Wireframes

Zone	Lens	Volume (m3 )	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3 ) /Number of Drill Holes
10	Main A	1,496,571	18	127.34	83,143
11	Main B	293,856	5	29.81	58,771
12	Main C	26,353	2	5.69	13,176
20	Main FW	160,373	3	12.35	53,458
30	East	158,527	4	40.73	39,632

The wireframes incorporate a total of 28 drill holes. Figures 17.2 and 17.3 show the mineralized zones as wireframe solids and the drill holes used to complete the interpretation. The lenses incorporate a total strike length of 1,200m with an average width of 4.1m and a depth of 900m from surface. The interpretation of the Main A and East Lenses have mineralization to the overburden/bedrock contact. This contact was generated by a digital terrain model surface using the drill hole information.

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Figure 17.2 Longitudinal View of the Interpreted Mineralized Wireframes and Drill Hole

Locations (looking 110° azimuth)

Figure 17.3 Longitudinal View of the Interpreted Mineralized Wireframes and Drill Hole

Locations (looking 290° azimuth)

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17.7	Spatial Analysis

Variography, using MineSight software, was attempted on the gold, silver, copper and zinc and bulk density values. The limited drilling on the Property and number of composites was insufficient to detect a direction of maximum continuity.

The omni-directional correlograms appeared to show spatial continuity ranges of 200m, however this could be a direct reflection of the drill hole spacing. Hence, a kriged estimation model was not used for the mineral resource.

An ellipse rotation was selected that conformed to the interpreted strike and dip of the mineralization trend and is defined in Table 17.11.

Table 17.11 Ellipse Rotation

Ellipse Rotation (MEDS LRL rule)

ROT	DIPN	DIPE
25	0	-70

With an increase in the number of composites by additional drilling, variography should once again be attempted.

17.8	Resource Block Model

The resource block model was created using MineSight Version 3.60 on UTM NAD83 coordinates. Table 17.12 provides the block model limits and size.

Table 17.12 Block Model Limits and Size

Coordinate	Number of Blocks	Block Size (m)	Model Limits (UTM NAD83)
			Minimum	Maximum
X - East	200	10	482500	484500
Y - North	270	10	6067000	6069700
Z - Elevation	130	10	-1000	300

The drill hole spacing is fairly consistent across the Property at approximately 100m between intersections.

A block size of 10 x 10 x 10m was selected to accommodate mining in one pass and still be able to provide some local grade distribution of a mining area.

17.9	Interpolation Plan

The interpolation plan of the Watts River resource estimation model was completed using the following estimation methods: nearest neighbour (NN) and inverse distance squared (ID).

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The NN estimation calculates the closest drill hole composite for each block in the model and assigns the corresponding grade. The 100m restriction defined in this chapter was also applied. Approximately 75% of the blocks were less than 75m from a drill hole composite.

The ID estimations were completed in two iterations using the previously defined ellipse rotation angles and the search parameters shown in Table 17.13. The first pass is designed for estimating a block when a minimum of two composites were found up to a maximum of six based on the search distance parameters from the Table. The second pass requires a minimum of three and a maximum of five composites with reduced search parameters from the Table and the 100m restriction previously defined in this chapter. The second pass for the ID method estimated 69% of the mineral resource.

Table 17.13 Search Parameters by Pass

Pass	Search Ellipse Distances (m)			Number of Composites
	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
First	300	300	150	2	6	1
Second	150	150	75	3	5	1

17.10	Mineral Resource Classification

Several factors were used in the determination of the mineral resource classification as follows:

•	CIM requirements and guidelines

•	Experience with similar base metal deposits

•	Spatial continuity of the mineralization

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in preliminary feasibility or feasibility studies on a mineral project, thus no reserves have been estimated. As per NI 43-101, mineral resources that are not mineral reserves have not demonstrated economic viability.

The average 100m drill hole spacing on the Property only supports an Inferred mineral resource. Classification of the entire geological interpretation and corresponding wireframes are defined as Inferred resources as follows.

•	Minimum search ellipse parameters of 300 x 300 x 150 metres from the first pass.

•	Minimum of two composites, and a maximum of six to estimate a block (only one composite per hole due to full length composites)

17.11	Mineral Resource Tabulation

The mineral resource estimation for Watts River is summarized in Table 17.14. The resources are tabulated based on the ZNEQ greater than or equal to 3.0% and displayed every 3.0% to an upper bound of 9.0%. There were no estimated blocks below 3.0% ZNEQ.

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Table 17.14 Summary of Watts River Inferred Resources

ZNEQ	Lens	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG	ZNEQ%
>= 3.0	Main A	4,730,000	0.70	25.91	1.88	2.83	3.18	7.99
	Main B	870,000	0.52	30.12	1.91	2.18	2.98	7.29
	Main C	79,000	0.46	29.25	3.97	0.70	3.04	9.86
	Main FW	503,000	0.91	17.64	1.40	3.65	3.16	7.87
	East	441,000	0.32	22.04	2.02	0.63	2.82	5.55

	Total	6,623,000	0.66	25.61	1.88	2.63	3.12	7.75

>= 6.0	Main A	4,578,000	0.70	25.96	1.91	2.87	3.18	8.08
	Main B	619,000	0.57	33.31	2.16	2.20	2.99	7.95
	Main C	79,000	0.46	29.25	3.97	0.70	3.04	9.86
	Main FW	503,000	0.91	17.64	1.40	3.65	3.16	7.87
	East	77,000	0.34	26.16	2.50	0.62	2.80	6.61

	Total	5,856,000	0.69	26.07	1.93	2.80	3.15	8.05

>= 9.0	Main A	933,000	0.81	34.23	2.36	3.34	3.22	9.77
	Main B	191,000	0.62	41.86	2.84	2.71	3.02	10.06
	Main C	79,000	0.46	29.25	3.97	0.70	3.04	9.86
	Main FW	106,000	0.61	11.77	1.28	6.43	3.23	9.96
	East	—	—	—	—	—	—	—

	Total	1,309,000	0.74	33.22	2.44	3.34	3.18	9.83

17.12	Block Model Validation

The Watts River resource estimation model was validated by the following methods:

•	Comparison of the global mean grades based on NN and ID estimation methods.

•	Visual comparisons of colour coded block grades and drill hole composites for the two estimation methods of NN and ID.

•	Swath plot comparisons of the estimated methods of NN and ID.

17.12.1	Global Comparison

Both the ID and NN methods provided similar results as shown in Table 17.15.

Table 17.15 Global Resource by Estimation Method

	Method	Tonnes	Au g/t	Ag g/t	Cu%	Zn%	SG
Watts River	ID	6,623,000	0.662	25.614	1.884	2.633	3.125
	NN	6,628,000	0.667	25.734	1.883	2.615	3.129

17.12.2	Visual Comparison

The visual comparisons of block model grades with composite grades of the copper and zinc show a reasonable correlation between the values. No significant discrepancies were apparent between longitudinal section views. Appendix D contains representative longitudinal sections for the ID block model estimates and drill hole composites.

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17.12.3	Swath Plots

Swath plots of the estimated blocks on east-west (eastings), north-south (northings) oriented sections, and by elevation, is another mode of direct comparison between the models. The ID model appears to show a slight smoothing of the grades compared to the NN method. Along the interpreted mineralized boundaries and areas of lower data density the apparent relationships between the grade estimations show the largest differences. The swath plots show a general good trend of the estimation methods for the mineral resource. Elevation swath plots are shown in Figures 17.4 and 17.5 for copper and zinc respectively.

Figure 17.4 Swath Plot Comparison in Elevation for Copper by Estimation Method and

Tonnes

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Figure 17.5 Swath Plot Comparison in Elevation for Zinc by Estimation Method and Tonnes

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18.0	INTERPRETATION AND CONCLUSIONS

HBMS has completed a mineral resource estimate on the Watts River property. The property is a copper and zinc deposit that is situated along a stratiform sulphide horizon occurring within metasedimentary/volcaniclasitc rocks. Mineralization is comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. Mineralization occurs massive sulphides, fine disseminations and clots.

Data verification of the drill hole database suggested that the information is reliable and is believed to be accurate. The SG measurements taken during the 2005 to 2007 drilling campaigns have a high degree of correlation when comparing to stoichiometric (calculated) values and it is reasonable to use the calculated values to determine the bulk density for the mineral resource estimation.

The mineralization of the Watts River deposit occurs within three lenses; Main Lens, Main Footwall Lens, and the East Lens. The Main Lens has been divided into Main A, B, and C representing zones along the lens where appreciable copper and zinc grades and widths have been identified. Mineralization outlines were interpreted using drill hole data on 50m sections at an azimuth of 014°, linked and triangulated in order to create three-dimensional wireframe solids of the mineralization.

The geological interpretation was based on a ZNEQ of greater than or equivalent to 3.0% over a 3m interval. The mineral resource was estimated using two interpolation methods: nearest neighbour and inverse distance squared. No significant discrepancies existed between the methods and inverse distance squared was used for the resource estimation.

At a 3.0% zinc equivalent the Watts River Property contains an Inferred resource of 6.62 million tonnes grading 1.88% copper, 2.63% zinc, 0.66 g/t gold and 25.61 g/t silver.

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19.0	RECOMMENDATIONS

The author recommends completing a preliminary economic assessment on the Watts River mineralization and metallurgical sampling to determine the metallurgical performance and appropriate treatment protocols for the Watts River material.

The author recommends that once additional drill data is available variography and kriging should be considered.

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20.0	REFERENCES

Bailes, A.H. 1985. Geology of the Saw Lake Area, Geological Report GR83-2. Manitoba Energy and Mines Geological Services.

Bailes, A.H. and Galley, A.G. 1999. Evolution of the Paleoproterozoic Snow Lake arc assemblage and geodynamic setting for associated volcanic-hosted massive sulphide deposits, Flin Flon Belt, Manitoba, Canada. Canadian Journal of Earth Sciences, 36, 1789-1805.

Bell, C.H. 1978. Geology, Wekusko Lake Map Area, Manitoba, Geological Survey Memoir, 384, Geological Survey of Canada.

Franklin, J.M., Gibson, H.L., Jonasson, I.R., and Galley, A.G. 2005. Volcanogenic Massive Sulfide Deposits, in Hedenquist, J. W., Thompson, J. F. H., Goldfarb, R. J., and Richards, J. P., eds., Economic Geology 100th Anniversary Volume: Littleton, CO, Society of Economic Geologists, 523-560.

Froese, E. and Moore, J.M. 1980. Metamorphism in the Snow Lake area, Manitoba; Geological Survey of Canada, Paper 78-27, p. 16.

Kraus, J. and Williams, P.F. 1998. Relationships between foliation development, porphyroblast growth and large-scale folding in a metaturbidite suite, Snow Lake, Manitoba. Journal of Structural Geology, 20, 61-76.

Kraus, J. and Williams, P.F. 1999. The structural development of the Snow Lake Allochthon and its role in the evolution of the southeastern Trans-Hudson Orogen in Manitoba, Central Canada. Canadian Journal of Earth Sciences, 36, 1881-1899.

Lewis, M.P. 2000. Report on Diamond Drilling Program March 11, 2000 – March 27, 2000. Fort Knox Gold Resources/Berland Resources Internal Report dated June 7, 2000.

Lewis, M.P. 2001. Report on Diamond Drilling Program January 25, 2001 – March 5, 2001. Fort Knox Gold Resources/Berland Resources Internal Report dated April 12, 2001.

Manitoba Science, Technology, Energy and Mines, http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Natural Resources Canada; http://www.geod.nrcan.gc.ca

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21.0	CERTIFICATE OF QUALIFIED PERSON

CERTIFICATE FOR ROBERT CARTER

I, Robert Carter, P. Eng., of Flin Flon, Manitoba, do hereby certify that:

1.	I am currently employed as Senior Mines Analyst with Hudson Bay Mining & Smelting Co., Limited (HBMS), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.	I graduated from University of Manitoba with a Bachelor of Sciences in Geological Engineering in 1997.

3.	I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #21836.

4.	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100089189.

5.	I have practiced my profession continuously for over 10 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve estimations and studies on primarily underground base metal deposits and operations in Canada, United States and Ireland.

6.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purpose of NI 43-101.

7.	I am responsible for the preparation of all sections of the technical report titled “Technical Report Watts River Deposit”, dated December 2007 (the “Technical Report”). I visited the Property on August 17, 2007.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am not independent of the issuer since HBMS is a wholly-owned subsidiary of HudBay Minerals Inc. (HMI) as a producing issuer I fall under the section 5.3 (2) where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

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11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 12 Day of December, 2007.

“ORIGINAL SIGNED AND SEALED BY AUTHOR” Signature of Qualified Person

Robert Carter, P. Eng. Senior Mines Analyst Hudson Bay Mining & Smelting Co., Limited

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APPENDIX A

Histogram and Probability Plots of Assay

and SG Values by Mineralized Zone

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APPENDIX B

Box Plots of Composited Metal Values by

Mineralized Zone

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APPENDIX C

Histograms and Probability Plots of

Composited Assay and SG Values by Zone

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APPENDIX D

Longitudinal Sections for the ID Block

Model Estimates and Drill Hole Composites

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